UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.

(Translation of registrant’s name into English)
200 Granville Street, Suite 2760 Vancouver, BC A1 V6C 1S4

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.
(Registrant)

Date May 30, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Consolidated Financial Statements
(Expressed in Canadian dollars)
INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Three and nine months ended March 31, 2008 and 2007

INNEXUS BIOTECHNOLOGY INC.
NOTICE OF NO AUDITOR REVIEW OF
INTERIM FINANCIAL STATEMENTS
Under National Instrument 51 – 102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.
The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31,	June 30,
	2008	2007
	(Unaudited)	(Audited)

ASSETS

Current assets:
Cash and cash equivalents	$95,328	$2,860,551
Cash committed for drug development (notes 6(a) and 7(a))	1,709,016	2,546,502
Prepaid expenses and other	103,933	178,480

Total current assets	1,908,277	5,585,533

Property and equipment, net (note 3)	2,359,531	1,710,066

Technology rights, net (note 4)	106,947	193,431

Deferred development costs (note 6(a))	385,062	—

TOTAL ASSETS	$4,759,817	$7,489,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$231,155	$465,146
Accrued liabilities	223,622	91,931
Interest accrued on debt portion of preferred shares (note 7(c))	535,846	359,087
Debt portion of convertible preferred shares – series A (note 7(c))	211	27

Total current liabilities	990,834	916,191

Commitment for drug development (note 6(a))	1,708,518	1,492,142

Shareholders’ equity:
Common shares, no par, unlimited shares authorized, 53,964,616 issued and outstanding (June 30, 2007 - 52,098,253) (note 7(a))	12,338,338	11,973,466
Preferred shares – exchangeable, no par, 6,917,188 shares authorized, 2,258,594 issued and outstanding (June 30, 2007 - 2,758,594) (note 7(b))	138,990	186,748
Preferred shares – series A convertible, no par, 27,500 shares authorized, 22,565 issued and outstanding (note 7(c))	1	1
Contributed surplus	6,240,088	5,481,725
Deficit accumulated during the development stage	(16,656,952)	(12,561,243)

Total shareholders’ equity	2,060,465	5,080,697

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,759,817	$7,489,030

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board of Directors:

“Jeff Morhet” JEFF MORHET	Director	“Wade Brooksby” WADE BROOKSBY	Director

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2008	2007	2008	2007

Revenues
Contract revenues	$411,123	$15,275	$411,123	$15,275
Analytical sales	—	—	1,014	—
Rental revenue	31,377	—	47,322	—

Total revenues	442,500	15,275	459,459	15,275

Operating expenses
Reimbursements received for development commitment (note 6(a))	(409,108)	—	(1,901,250)	—
Research and development	943,288	244,887	3,015,261	700,104
Research and development – related party (note 5)	—	119,607	—	604,739
General and administrative	972,629	1,094,363	3,232,745	2,226,830
General and administrative – related party (note 5)	8,982	20,419	98,685	104,217

	1,515,791	1,479,276	4,445,441	3,635,890

Operating loss	(1,073,291)	(1,464,001)	(3,985,982)	(3,620,615)

Other income (expense):
Interest income	7,841	40,451	75,238	119,088
Interest expense (note 7(c))	(67,712)	(29,447)	(184,965)	(136,454)
Gain on fixed assets	—	126,690	—	126,690

Net loss	$(1,133,162)	$(1,326,307)	$(4,095,709)	$(3,511,291)

Deficit accumulated during the development stage, beginning of period	(15,523,790)	(9,574,217)	(12,561,243)	(7,389,233)

Deficit accumulated during the development stage, end of period	$(16,656,952)	$(10,900,524)	$(16,656,952)	$(10,900,524)

Basic and diluted loss per share (note 8)	$(0.03)	$(0.03)	$(0.09)	$(0.11)

Weighted average number of common shares outstanding (note 8)	54,946,925	40,035,037	54,306,129	32,916,918
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2008	2007	2008	2007
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(1,133,162)	$(1,326,307)	$(4,095,709)	$(3,511,291)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Release of cash restricted for drug development	52,335	—	889,745	—
Depreciation and amortization	161,899	67,569	444,509	190,836
Gain on fixed assets	—	(126,690)	—	(126,690)
Accrued interest expense	67,695	29,447	176,759	136,453
Common stock for contract services	—	6,000	—	6,000
Stock-based compensation	130,618	124,653	759,410	331,928
Changes in non-cash operating working capital:
Accounts receivable	1,014	—	—	7,500
Prepaids and other assets	(61,727)	24,119	74,547	105,349
Accounts payable and accrued liabilities	211,080	(85,638)	(102,300)	171,520
Commitment for drug development	1,708,518	—	216,376	—

Net cash provided by (used in) operating activities	1,138,270	(1,286,847)	(1,636,663)	(2,688,395)

INVESTING ACTIVITIES
Release of cash restricted for drug development	(1,464,355)	—	(2,581,009)	—
Receipt of cash restricted for drug development	—	—	2,528,750	—
Deferred development costs	(385,062)	—	(385,062)	—
Purchase of equipment	(168,022)	(33,595)	(1,007,490)	(575,350)

Net cash used in investing activities	(2,017,439)	(33,595)	(1,444,811)	(575,350)

FINANCING ACTIVITIES
Proceeds from share capital	—	182,102	—	6,029,490
Issuance costs from share capital	—	—		(409,803)
Proceeds from private placement, net	247,251	—	247,251	—
Proceeds from exercise of stock options	69,000	—	69,000	—

Net cash provided by investing activities	316,251	182,102	316,251	5,619,687

(Decrease) increase in cash and cash equivalents	(562,918)	(1,138,340)	(2,765,223)	2,355,942

Cash and cash equivalents, beginning of period	658,246	4,087,692	2,860,551	593,410

Cash and cash equivalents, end of period	$95,328	$2,949,352	$95,328	$2,949,352

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended		Nine months ended
	March 31,		March 31,
	2008	2007	2008	2007

Supplementary information:
Interest paid	$—	$—	$—	$—
Taxes paid	—	—	—	—
Non-cash investing and financing activities:
Accretion of preferred shares–series A to debt	106	—	184	—
Warrants for issuance costs	—	—	47,758	—
Exercise of stock options	78,219	—	78,219	—
Shares issued for property and equipment	—	531,581	—	531,581
Warrants issued for property and equipment	—	168,942	—	168,942
Shares issued upon exchange or conversion of preferred shares	—	717,343	—	717,343
Shares issued on conversion of bridge loan	—	—	—	250,000
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
1.	Going concern:

InNexus Biotechnology Inc. (“InNexus,” “IXS” or the “Company”) is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM”) technology. DXLTM seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s continuation as a going concern is dependent on either successfully bringing its technologies to market, achieving future profitable operations or obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. (“IXI”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations. InNexus Biotechnology International Limited (“IBIL”) and InNexus Bioscience (Barbados) Inc. are both Barbados corporations, and North Bioscience Inc. is a British Columbia corporation; all subsidiaries are wholly-owned. All intercompany transactions and balances have been eliminated.

(b)	Development stage enterprise:

The accompanying consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

(c)	Cash and cash equivalents:

Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Restricted cash is contractually obligated to be used by the Company for normal and routine operations related to research and development activities. Periodically, the Company’s cash balances may be in excess of federally insured limits.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
2.	Significant accounting policies (continued):
(d)	Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset	Estimated Useful Life

Office and laboratory equipment	five years
Computer hardware and software	three years and four months
Furniture and fixtures	five years
Leasehold improvements	shorter of ten years or remaining lease term
Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

(e)	Technology rights:

Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.

Research costs are charged as an expense in the period in which they are incurred.

Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization. Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(f)	Impairment or disposal of long-lived assets:

The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
2.	Significant accounting policies (continued):
(g)	Development contract:

During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to DXL™ products (note 6(a)). The contract carries milestones which, if achieved, will trigger either additional proceeds or a reduction in the purchased revenue rights. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. The proceeds have been classified as a commitment for drug development and are recognized in the income statement as the Company conducts the research and development activities applicable to the projects.

(h)	Financial instruments:

The carrying amounts of financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments.

(i)	Revenue recognition:

The Company’s revenues are related to the provision of contract services (notes 6(a) and 6(c)). Contract service revenue is recognized in installments based upon the contractual agreement entered into with clients (see Note 6(a)). Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other parties.

(j)	Stock-based compensation:

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under the Company’s Stock Option plan (see note 7(d)). As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes option pricing model.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are remeasured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period. Forfeitures are estimated and accounted for at the date of grant and adjusted to actual in the period in which they occur. All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
2.	Significant accounting policies (continued):
(k)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

(l)	Net loss per common share:

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

(m)	Foreign currency translation:

The Company’s functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities of the Company are translated into Canadian dollars at the prevailing exchange rates in effect at the end of the reporting period. Non-monetary assets and liabilities and revenues and expenses are translated at the rate of exchange in effect on the date of the transaction. Translation adjustments that arise from translating the foreign subsidiary’s financial statements from local to Canadian currency are recorded in general and administrative expenses.

(n)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.

(o)	Reclassifications:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net loss, loss per share, cash flows or cash balances.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
3.	Property and equipment:
Equipment consists of the following:

	March 31,	June 30,
	2008	2007

Office and laboratory equipment	$1,882,499	$1,004,972
Computer hardware and software	133,894	86,635
Furniture and fixtures	211,745	135,433
Leasehold improvements	746,059	739,669

	2,974,197	1,966,709

Accumulated amortization	(614,666)	(256,643)

Total equipment, net	$2,359,531	$1,710,066

For the nine months ended March 31, 2008 and 2007, the Company recorded $358,023 and $104,353 of amortization expense related to property and equipment.

4.	Technology rights:
Technology rights consist of the following:

	March 31,	June 30,
	2008	2007

DXL™ rights	$254,076	$254,076
1F7 rights	10,000	10,000
Additional antibodies	312,482	312,482

	576,558	576,558

Accumulated amortization	(469,611)	(383,127)

Total technology rights, net	$106,947	$193,431

Estimated aggregate amortization expense for technology rights for the following three years is as follows:

2008	$28,828
2009	62,496
2010	15,623
For each of the nine months ended March 31, 2008 and 2007, the Company recorded $86,484 of amortization expense related to technology rights.

5.	Related parties:

Consulting expenses of $110,123 and $103,502 were recognized by the Company for management services provided by related parties during the nine months ended March 31, 2008 and 2007, respectively.

In addition, a significant amount of the Company’s technology rights were acquired from the founding scientist whose spouse, upon acquisition, served as a board member of the Company through December 2006. During the six months from July 1, 2006 through December 31, 2006, $485,132 for consulting fees and other services was paid to these related parties.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
6.	Commitments and contingent liabilities:
(a)	Revenue commitments:

On June 6, 2007, the Company sold to RP Dynamic™Cross-Linking LP (“Royalty Pharma” — an unrelated party) rights to potential future revenues for DXL™ products to be developed with the Company’s technologies using two antibodies to be selected by Royalty Pharma. Royalty Pharma purchased rights to the first antibody on June 6, 2007 and exercised its option for the purchase of rights to the second antibody on February 7, 2008. The sales entitle Royalty Pharma to 50% of the revenues of DXL™ products developed from each of the selected antibodies. Sale proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody within twelve months of meeting the potency target, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products.

The Company received US$2,000,000 for the sale rights to the first antibody product and US$2,500,000 for the second antibody product. All proceeds are to be used for research and development activities and are reported as a commitment for drug development on the balance sheet. On February 7, 2008, InNexus met the potency target for the first antibody, DXL625, and began capitalization of development expenses in accordance with The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.

Development costs under the contract during the nine month period ending March 31, 2008 included $1,379,669 of expense and $798,115 of capital expenditures.

Technology rights:

In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of March 31, 2008, no such royalties had become payable by the Company.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
6.	Commitments and contingent liabilities (continued):
(b)	Leases:

The Company has entered into leases for office and laboratory space located on the campus of the Mayo Clinic in Scottsdale, Arizona. This lease has non-cancelable monthly lease payments of US$55,902 per month through September 2016. Aggregate minimum annual lease commitments under the leases as of March 31, 2008 are as follows:

Fiscal year	US$

2008	$167,706
2009	670,824
2010	670,824
2011	670,824
2012	670,824
Thereafter	2,851,002

$5,702,004

Expense incurred under leases was CAD$515,356 and $477,597 for the nine months ended March 31, 2008 and 2007, respectively.

In November 2007, the Company entered into a two year sub-lease of a portion of its Scottsdale laboratory space. The lease will produce revenues of US$10,272 per month through November 2009. Rental revenue recognized under the sub-lease was CAD$47,322 for the nine months ended March 31, 2008.

(c)	Executive bonus:

In February 2008, the Company’s Board of Directors approved a compensation bonus to the Company’s Chief Executive Officer (“CEO”). Under the terms of the agreement, the CEO will receive bonus compensation equal to 7% of the proceeds received by the Company under the Royalty Pharma transaction (the “Compensation Bonus”). Royalty Pharma may be required to pay up to US$35.5 million to the Company, of which US$5.5 million has been received to the Company through March 31, 2008. The Compensation Bonus is payable, at the option of the CEO, in cash subject to the availability of funds or by the issuance of up to 7,476,793 special compensation warrants at a deemed price of $0.22. Each compensation warrant will entitle the CEO, subject to certain vesting conditions, and subject to certain exercise conditions corresponding to the amount of funds then received from Royalty Pharma, to acquire one common share of the Company at a price of $0.01 or greater amount as the CEO, the Company and/or the TSX Venture Exchange may agree upon. The agreement was approved by the shareholders on March 17, 2008. As of March 31, 2008, the Company has paid US$243,600 toward the compensation bonus. The agreement is subject to TSX Venture Exchange approval.

(d)	Contingent liabilities:

The Company is involved in litigation arising in the ordinary course of its business. The Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital:
(a)	Common shares:

On February 7, 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. All securities are subject to a hold period which expires on June 8, 2008. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%

In June 2007, as part of an agreement for the sale of future revenue rights, the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are committed for use within the Company’s normal operating activities.

In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 7(e)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. During fiscal 2007, 10,432,105 of the 12,078,500 issued prepaid warrants were converted into common shares. During the nine months ended March 31, 2008 and 2007, none and 8,041,373 of the prepaid warrants were converted, respectively.

In June 2003, 4,910,547 of the common shares issued by the Company as part of the reverse takeover business combination between IXI and Cusil/InNexus Biotechnology Inc were held in escrow. The escrow agreement provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years. At March 31, 2008, there were 1,473,160 common shares remaining in escrow.

As of March 31, 2008, 2,258,594 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(b)	Exchangeable preferred shares:

IEC has issued 6,917,188 exchangeable preferred shares. The exchangeable preferred shares are issued by IEC and are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.

3,917,188 of the exchangeable preferred shares were issued pursuant to an escrow agreement that provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years. At March 31, 2008, there were 1,175,156 shares remaining in escrow.

(c)	Series A convertible preferred shares:

In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants.

Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. During the nine months ended March 31, 2008 and 2007, $176,759 and $136,453 of dividends, respectively, were accrued.

Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(c)	Series A convertible preferred shares (continued):

In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.

Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through March 31, 2008, no redemptions have occurred.

The common shares of the Company issuable upon either conversion of the Series A convertible preferred shares or exercise of the warrants were subject to hold periods which had expired by February 5, 2006.

The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At March 31, 2008 and 2007 the allocation of the shares’ value to the debt component was $211 and $1, respectively, as reported in current liabilities.

The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield	0.0%
Risk-free interest rate	3.94%
Expected life (years)	5
Expected volatility	73%

Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the initial $1 debt portion allocated from the share value.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(d)	Stock options:

Under the Stock Option plan approved by the shareholders at an annual general meeting held in December 2005 and amended at its annual general meeting March 17, 2008, the Company may grant up to 10,746,923 of its issued and outstanding shares for issuance on the exercise of stock options. Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant. Options are non-transferable with a maximum term of five years and terminate between zero and ninety days following the date on which the optionee ceases to be employed by or serve as an officer or director of the Company, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options is as follows:

Exercise	Exercise	June 30,			Expired/	Mar. 31,
Expiry date	price	2007	Granted	Exercised	forfeited	2008

February 6, 2008	0.29	260,000	—	—	(260,000)	—
March 15, 2008	0.30	150,000	—	(150,000)	—	—
March 25, 2008	0.30	80,000	—	(80,000)	—	—
April 3, 2008	0.30	200,000	—	—	(200,000)	—
May 24, 2008	0.35	50,000	—	—	(50,000)	—
June 8, 2008	0.37	150,000	—	—	—	150,000
December 15, 2008	0.76	150,000	—	—	—	150,000
February 5, 2009	0.92	70,000	—	—	—	70,000
February 6, 2010	0.92	190,500	—	—	(115,000)	75,500
February 26, 2010	0.82	582,000	—	—	—	582,000
October 16, 2010	0.23	—	404,500	—	—	404,500
June 30, 2010	0.31	—	962,000	—	(15,000)	947,000
August 20, 2010	0.26	—	246,490	—	—	246,490
February 6, 2011	0.29	1,030,000	—	—	(610,000)	420,000
October 31, 2011	0.48	100,000	—	—	—	100,000
November 27, 2011	0.56	1,213,579	—	—	—	1,213,579
December 18, 2011	0.71	360,000	—	—	(60,000)	300,000
December 19, 2012	0.21	—	300,000	—	—	300,000
February 5, 2013	0.15	—	441,534	—	—	441,534
March 16, 2013	0.29	—	445,000	—	—	445,000
March 27, 2013	0.26	—	1,937,906	—	—	1,937,906

		4,586,079	4,737,430	(230,000)	(1,310,000)	7,783,509

Weighted average exercise price		$0.52	$0.26	$0.30	$0.37	$0.39

Weighted average contractual life remaining (in years)						3.56

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(d)	Stock options (continued):

Exercise	Exercise	June 30,			Expired/	Mar. 31,
Expiry date	price	2006	Granted	Exercised	forfeited	2007

August 17, 2006	0.26	100,000	—	—	(100,000)	—
December 16, 2006	0.55	250,000	—	(100,000)	(150,000)	—
April 20, 2007	0.40	250,000	—	(150,000)	—	100,000
June 30, 2007	0.25	1,045,000	—	(200,000)	(330,000)	515,000
September 30, 2007	0.35	325,000	—	(300,000)	—	25,000
February 6, 2008	0.29	460,000	—	(133,332)	(66,668)	260,000
March 15, 2008	0.30	150,000	—	—	—	150,000
March 25, 2008	0.30	80,000	—	—	—	80,000
April 3, 2008	0.30	200,000	—	—	—	200,000
April 14, 2008	0.30	100,000	—	(33,332)	(66,668)	—
May 24, 2008	0.35	100,000	—	—	(50,000)	50,000
June 8, 2008	0.37	300,000	—	(50,000)	(100,000)	150,000
October 31, 2008	0.48	—	100,000	—	—	100,000
December 15, 2008	0.76	—	150,000	—	—	150,000
February 6, 2010	0.92	—	260,500	—	—	260,500
February 26, 2010	0.82	—	582,000	—	—	582,000
February 6, 2011	0.29	1,255,000	—	—	(200,000)	1,055,000
November 28, 2011	0.56	—	1,213,579	—	—	1,213,579
December 19, 2011	0.71	—	360,000	—	—	360,000

		4,615,000	2,666,079	(966,664)	(1,063,336)	5,251,079

Weighted average exercise price		$0.31	$0.68	$0.35	$0.32	$0.35

At March 31, 2008 and 2007, 3,039,900 and 2,307,501, respectively, of the outstanding options were exercisable.

Under the amended guidance for stock-based compensation, the portion of the compensation cost of the options that were granted to employees and non-employees that vested in each year were recorded in these consolidated financial statements at the estimated fair value of the option at the date of grant.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(d)	Stock options (continued):
Stock-based compensation reported as expense is as follows:

	Nine months ended
	March 31,
	2008	2007

Research and development	$337,597	$17,592
Research and development – related party	—	26,886
General and administrative	347,954	236,001
General and administrative – related party	73,859	51,449

	$759,410	$331,928

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the nine months ended:

	March 31,	March 31,
	2008	2007

Dividend yield	0%	0%
Annual pre-vest forfeiture rate	0 – 12%	0%
Expected volatility	75 – 99%	72 – 78%
Risk-free interest rate	2.85 – 4.57%	3.93 – 4.43%
Expected average option term	1.4 – 2.8 years	2.0 – 5.0 years
The weighted average fair value of the options granted to non-employees during the nine months ended March 31, 2008 was $0.13.
(e)	Share purchase warrants:

Exercise	Exercise	June 30,			Expired/	Mar. 31,
Expiry date	price	2007	Granted	Exercised	forfeited	2008

September 6, 2007	0.30	1,605,000	—	—	(1,605,000)	—
August 10, 2008	0.50	177,778	—	—	—	177,778
August 25, 2008 *	0.50	6,366,317	—	—	—	6,366,317
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
February 6, 2011	0.22	—	1,136,363	—	—	1,136,363
None	0.00	1,646,395	—	—	—	1,646,395

		16,361,415	1,136,363	—	(1,605,000)	15,892,778

*	65% warrants are reported at their 100% equivalent units.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(e)	Share purchase warrants (continued):

Exercise	Exercise	June 30,			Expired/	Mar. 31,
Expiry date	price	2006	Granted	Exercised	forfeited	2007

November 4, 2006	0.45	193,000	—	(193,000)	—	—
March 21, 2007	0.45	51,000	—	(51,000)	—	—
September 6, 2007	0.30	2,020,000	—	(60,000)	—	1,960,000
August 10, 2008	0.50	—	177,778	—	—	177,778
August 25, 2008 *	0.50	—	7,851,025	—	—	7,851,025
March 15, 2009	1.17	—	322,925	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
October 7, 2010	0.25	11,000,000	—	(1,204,000)	—	9,796,000
October 7, 2010	0.25	660,000	—	—	—	660,000
None	0.00	—	12,078,500	(10,432,105)	—	1,646,395

		14,224,000	20,430,228	(11,940,105)	—	22,714,123

*	65% warrants are reported at their 100% equivalent units.

At March 31, 2008, 19,320,795 warrants were outstanding and convertible into 15,892,778 common shares of the Company at exercise prices ranging from $0.00 to $1.34 at the option of the holder. The warrants were comprised of 1,646,395 prepaid warrants, 7,880,066 100% warrants, and 9,794,334 65% warrants.

On February 7, 2008, 1,136,363 warrants were issued to the Company’s CEO in connection with a private placement (see note 6(a)). Upon completion of a hold period expiring on June 8, 2008, each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire February 6, 2010.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
7.	Share capital (continued):
(e)	Share purchase warrants (continued):

On August 25, 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325. Each unit is comprised of one prepaid warrant and one 65% warrant. Each prepaid warrant is convertible into one common share of the Company at no additional cost immediately following the closing of the placement; the 65% warrants must be combined into equivalent 100% warrants to be convertible into one common share at a price of $0.50 for two years. The holders have the option of remitting additional warrants in lieu of the cash exercise price. Issuance costs included $317,469 and 177,788 100% warrants valued at $56,149 with an exercise price of $0.50 for two years. All securities were subject to a hold period which expired on December 11, 2006. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The prepaid warrants were valued using the Company’s stock price and the equivalent 100% share warrants and issuance warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	4.17%
Expected life (years)	2
Expected volatility	76%
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
8.	Net loss per share:

Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, stock options and convertible preferred shares for the nine months ended March 31, 2008 and 2007 have been excluded from the computation of diluted loss per share since they are antidilutive due to the losses generated. For the nine months ended March 31, 2008 and 2007, net loss available for common shareholders has been increased by $535,846 and $296,782, respectively, for accrued dividends payable to shareholders of preferred stock — Series A.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)
9.	Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company’s future income tax assets and liabilities are as follows:

	March 31,	June 30,
	2008	2007

Future income tax assets:
Equipment and other assets	$211,000	$145,000
Share issue costs	136,000	162,000
Losses carried forward:
Canada	3,015,000	2,244,000
United States	—	—

Total future income tax assets	3,362,000	2,550,000

Valuation allowance	(3,362,000)	(2,550,000)

Future income tax assets, net of allowance	$—	$—

At March 31, 2008, the Company has available losses for tax purposes in Canada of approximately $9,885,000 which may be applied to reduce taxable income until 2028.
10.	Subsequent events:

In May 2008, InNexus negotiated a brokered private placement of up to 20,000,000 units at a price of $0.25 for gross proceeds of up to $5,000,000. Each unit is comprised of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.35 for five years following completion of the placement. The Company is required to pay the agent a cash fee equal to 7% of the gross proceeds plus issue agent’s warrants, each of which will entitle the agent to purchase one common share at a price of $0.35 for 36 months following completion of the placement, equal to 7% of the units actually sold.

In May 2008, the Company negotiated an equity line of credit facility in the amount of $7,500,000 to be issued over the course of 60 months from the activation of the facility. Under the proposed terms of the facility, the Company would be entitled in its discretion to require the investor on written notice to purchase common shares equal in amount to the lesser of (i) $125,000 for each advance, or (ii) the remaining portion of the commitment amount at a price equal at 95% of the daily volume weighted average price of the common shares on the trading day prior to the notice date. The Investor is entitled to reduce the amount of each advance by 10% for each day during the 10 trading days following the notice date that the Company’s weighted average price is less than the purchase price for that advance.

Both transactions remain subject to TSX Venture Exchange approval. The securities in both offerings have not been registered under the United States Securities Act of 1933 and are being sold under applicable prospectus and registration exemptions in the United States and Canada.

Management Discussion and Analysis
for the nine months ended March 31, 2008

INNEXUS BIOTECHNOLOGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For The Nine Months Ended March 31, 2008
The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes for the year ended June 30, 2007 which were prepared in accordance with Canadian generally accepted accounting procedures (“GAAP”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated. This discussion and analysis is based on information available to management as of May 15, 2008 The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided, including but not limited to all documents filed on SEDAR (www.SEDAR.com).
As used in this Management’s Discussion and Analysis, the terms “InNexus,” “the Company,” “we,” “us,” or “our” mean InNexus Biotechnology, Inc and its consolidated subsidiaries as a whole, unless the context indicates otherwise. Except as otherwise stated, the information contained herein is as of March 31, 2008.
Special Note on Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by FDA or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR at www.SEDAR.com. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this document.

2

INNEXUS BIOTECHNOLOGY INC.
Overview
InNexus Biotechnology Inc. is headquartered in Vancouver, British Columbia with principal management and developmental facilities based in Scottsdale, Arizona on the campus of the Mayo Clinic. These development facilities provide validation of protein and peptide discoveries, enabling the Company and its strategic partners to advance novel drug therapeutics and diagnostics.
InNexus is engaged in monetizing its technology for its own product development projects. This can be achieved independently, through collaborations with strategic partners. and/or through business development activities for the licensing of our technologies and services. The Company’s business strategy is focused on developing and marketing Dynamic Cross Linking (“DXL™”) technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates. In addition, the Company is developing a diagnostics tool using DXL™ technology. The Company is focused on early stage research and development efforts and entering into development agreements whereby the Company may be paid a front-end payment, milestone payments, and royalties for the use of our technology, internal expertise for rapid R&D and products based on DXL™ technology. InNexus is focused on developing products and moving them through a transaction which will provide additional funds to the Company for the creation of additional products.
The Company has a dual mission of monetizing the Company’s technology through partnerships and advancing DXL™ technology into the clinic.
Monetizing DXL™ Technology
The Company is monetizing its technology by identifying product candidates, providing proof-of-principle research, negotiating licensing and/or co-development agreements which may include advance royalty sales, and entering into multiple, ongoing partnering discussions.
InNexus developed DXL™ technology and is using it to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. DXL™ technology is a drug development approach that adds secondary properties to monoclonal antibodies (binding is a primary property) and applies to virtually every antibody product currently in development. Adding these secondary properties can increase the potency of antibodies while creating new intellectual property. For example, the Company utilized DXL™ technology with a humanized monoclonal antibody cleared by the FDA for the treatment of non-Hodgkin’s, B-Cell lymphoma (NHL). DXL™ technology greatly enhanced the killing of cancer cells in culture by this antibody, dramatically increasing its potential potency with further in vivo scientific study ongoing.
InNexus’ DXL™ technology has applications for developers of monoclonal antibody products. The technology could potentially enable them to:
•
Increase potency and thus profitability of FDA-approved products as well as extend patent life. There are currently 33 approved and pending antibody products with a combined market potential of billions of dollars; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage;

•
Create new patents on existing antibody diagnostic and therapeutics. Each antibody developed with DXL™ technology may represent a new, patentable invention; this allows InNexus and partners to pursue products and markets in which there are already established competitors;

3

INNEXUS BIOTECHNOLOGY INC.
•
Convert existing, non-product grade antibodies into antibodies with product potential (this may represent the largest potential long-term use of the technology platform with thousands of such antibody candidates); and

•	Create new uses and large new markets for antibody products which did not previously exist.
DXL™ technology gives us a strategic competitive advantage that few other biotech companies have: the ability to use existing FDA approved products with DXL™ technology to make them more effective and extend their patent life, but without changing the fundamental characteristics of how the product seeks its target such as cancer. This gives us the chance to cut years of time and millions of dollars off the typical product development cycle, allowing us to establish value for our products or ‘monetize’ our R&D efforts much more quickly than our competitors.
We seized an opportunity to take advantage of the technology and changed the fundamental nature of our company during the past year. We shifted from being a technology licensing company to a product development company. We developed facilities, operations, staff, collaborative partners, finance and many other areas of the company — virtually, the entire company. These are enormous changes since fiscal year 2006 — perhaps one of the most exciting times in the history of our company.
Advancing DXL™ into the Clinic
The Company’s advancement of DXL™ technology toward the clinic is anticipated to involve partnerships or agreements. InNexus completed a significant partnership agreement during the year and continues negotiations with multiple potential partners for other collaborative arrangements.
Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics, we believe our best opportunities come from rapid product development using our DXL™ technology. We also believe that, by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products. During initial development and/or clinical trials, we can offer for sale or collaborative development our projects to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts. In fiscal year 2008, we are focusing on sustaining that philosophy and launching additional products.
Our strategy for growth has the following elements:
•	Invest financial, human and lab resources in DXL625 (CD20) and DXL702 for near-term growth

•	Nurture our opportunity with Royalty Pharma

•	Launch additional DXL ™ based products

•	Capture opportunities with collaborations, licensing and/or joint activities
R&D investments are not our only strategy for driving growth. InNexus continues to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.
Corporate Development Update
Dr. J. Donald Capra joined InNexus’ Board of Directors on January 4, 2008
Dr. Capra, who in addition to serving as a director is also chair of InNexus’ Scientific Advisory Board, will continue to serve both roles for InNexus. For nine years (1997-2006) Dr. Capra was the president of Oklahoma Medical Research Foundation (OMRF). Prior to OMRF, he served as professor of microbiology and internal medicine and was the Edwin L. Cox Distinguished Chair in Immunology and Genetics at the University of Texas Southwestern Medical Center and Director of Southwestern’s Molecular Immunology Center. Dr. Capra is also well known for his studies of antibody genes and how they mutate in autoimmune disorders and was an early leader in the field of monoclonal antibodies. Early in his career he was instrumental in defining the association of immunoglobulin hypervariable regions with the antibody combining site. More recently, Dr. Capra has made contributions to our understanding of human B cell development. Along the way, he has contributed to our understanding of the various mechanisms of antibody diversity.

4

INNEXUS BIOTECHNOLOGY INC.
InNexus Sells a Second Royalty Right Based on InNexus’ DXL™ Antibody Technology
RP Dynamic Cross Linking LP (“Royalty Pharma”) purchased a second royalty interest from InNexus in an additional product targeting cancer based on InNexus’ DXL™ antibody enhancement technology. Royalty Pharma purchased a first royalty interest from InNexus for US$2 million in April 2007 and made an additional at-market equity investment in the amount of US$1 million. Royalty Pharma exercised its option to purchase a second royalty interest for US$2.5 million. The total purchase price for the two royalty interests may be increased up to an additional US$30 million if certain conditions are fulfilled.
InNexus Announces Preliminary Results of an Animal Study Comparing Cancer Killing Activity of Its DXL625 (CD20) Treatment for Non-Hodgkin’s Lymphoma with Leading Marketed Product
Preliminary data from a recently initiated animal study shows an increase of potency of the Company’s first product candidate, DXL625 (CD20) for the treatment of non-Hodgkin’s lymphoma. The study compared DXL625 with a control vehicle and Genentech’s Rituxan®. Previous laboratory studies indicated that DXL625 may afford greater potency in killing tumor cells and showed increased binding to the target antigen (CD20) on NHL tumor cells. Boosting new and proven monoclonal antibody products will yield critical medical and commercial advantages. Our proof of principle demonstration suggests that DXL™ capabilities can be applied to a diverse range of late stage and prospective treatments. The data are an important example of how InNexus can improve candidates, with possible advances in product life cycles, dosing, product stability, and other key parameters.
InNexus announces a Second Preclinical Candidate DXL702 (HER2/neu) Targeting Breast Cancer
Our second DXL product continues our accumulation of data points as well as the deliberate progression of the filing of an Investigational New Drug (“IND”) Application with the Food & Drug Administration for both DXL625 and DXL702.
InNexus Develops a Diagnostics Business Based on DXL™ Technology
The Company filed certain patent applications for the development of diagnostic and research tools based on the DXL™ technology platform. The new commercial offering, DXLdiagnostics™, will be further prepared over the next year and commercialized as a quantitative amplification technology aimed at improving and speeding up the development of antibody-based diagnostic tests offered to the pharmaceutical and diagnostics industry and contract research organizations.
InNexus announces a Genetically Engineered DXLmouse™ Platform.
The Company’s proprietary mouse produces antibodies useful in the development of new treatments, diagnostics and also extends market opportunity and intellectual property. Our filing of patent protection for certain in vivo recombinant production techniques of DXL™ antibodies provides significant protection for our latest scientific achievements and growing product pipeline. The DXLmouse™ is another R&D tool that enables us to target a desirable antibody, introduce the antibody into the mouse and then have that animal produce the desired antibody incorporating DXL™ technology. The signature property of DXL™ antibodies is their ability to accumulate at the target based on the autophilic (self-binding) property provided by the Company’s technology. Each mouse represents a “DXL™ antibody factory” which combines the power of natural antibody diversity generation with the augmented potency of DXL™ technology. Moreover, this platform can be expanded to include production of humanized autophilic DXL™ antibodies.

5

INNEXUS BIOTECHNOLOGY INC.
InNexus Engages Dundee Securities Corporation as Strategic Financial Advisor
Dundee will assist InNexus in evaluating available strategies available in the capital and corporate markets as we continue to monetize our novel technology by creating and developing pharmaceutical products and diagnostic tools based on our proprietary DXL™ platform.
InNexus Holds Annual General Meeting
The AGM was held Monday, March 17, 2008 in Scottsdale, Arizona.
Submission of Matters to a Vote of Security Holders
The following nominees were elected to the Company’s Board of Directors. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). The results of the voting are below.

Name	For	Against
Jeffrey Alan Morhet	21,673,739	578,264
Wade Ford Brooksby	21,673,739	578,264
Dr. Leroy Chiao	21,673,739	578,264
Laurence Luke	21,673,739	578,264
R. Glenn Williamson	21,673,739	578,264
Dr. J. Donald Capra	21,673,739	578,264
The Company’s shareholders voted to appoint KPMG, Chartered Accountant as auditors of the Company for the ensuing year. The results of the voting are below.

For	Against
22,028,328	223,675
The Company’s shareholders voted to authorize the Directors to fix the auditors’ remuneration. The results of the voting are below.

For	Against
22,252,003	—
The Company’s shareholders voted upon a proposal to determine the number of directors of the Company at six (6). The results of the voting are below.

For	Against
22,252,003	—
The Company’s shareholders voted upon a proposal to approve an amendment to the existing Stock Option Plan increasing the maximum number of common shares which may be issued pursuant to options granted from the existing 6,330,603 shares to 10,746,923 shares. The results of the voting are below.

For	Against
21,222,639	1,029,364
Compensation bonus for the CEO was approved per shareholder vote. The results of the voting are below.

For	Against
20,958,140	1,293,863

6

INNEXUS BIOTECHNOLOGY INC.
InNexus’ DXL625 (CD20) Data Demonstrates Superiority Versus Competing CD20 Antibodies
On April 15, 2008, the company presented a comprehensive set of data showcasing the kinetic advantages seen with DXL™ enhanced anti-CD20 antibodies, as well as a novel B-cell depletion model. The data shows that DXL625 resulted in a significant reduction in B-lymphocytes in rabbits while a competing commercialized anti-CD20 antibody was shown to result in no such reduction. This newly acquired data demonstrates the in vivo superiority of DXL625 as compared to competing commercialized CD20 antibodies, without an increase in toxicity or immunogenicity. This paves the way toward the next steps in our development of DXL625, which includes a kickoff of primate studies and ultimately, an IND submission to the FDA.
Acknowledgments and Awards
InNexus has been featured in industry publications. We also became one of the TSX Venture Exchange’s 2007 Top 50 companies from a list of over 2,000 companies; also, our company ranked 2nd among the TSX Venture Exchange top 10 biotechnology and life sciences companies. While we appreciate the strong support and encouragement received to date, we are determined to build on our success as we look forward to the future.
Appointment of Directors and Officers
In March 2008, the Board established the corporate governance committee consisting of directors Glenn Williamson (chair), Wade Brooksby and Dr. J. Donald Capra.
The audit and compensation committees of the Board were established in fiscal year 2007. Members of both committees consist of independent directors Laurence Luke (Chair of the audit committee), Leroy Chiao (Chair of the compensation committee) and R. Glenn Williamson.
In August 2007, Dr. Thomas Kindt succeeded Dr. Heinz Kohler as Chief Scientific Officer, and concurrently resigned from the Scientific Advisory Board. Dr. Kindt was most recently Director of Intramural Research and Chief of Laboratory of Immunogenetics at the National Institute of Health in Bethesda, Maryland. In addition, Dr. Kindt spent a year as Visiting Scientist at the Analytical Immunochemistry Laboratory at the Institute Pasteur in Paris, France. He has also served with Rockefeller University in New York and the City of Hope National Medical Center in Duarte, California. Dr. Kindt has served on a number of advisory boards and committees including those of the Institute Pasteur in Tunis, Tunisia, Hematech LLC in Massachusetts, the Institute for Medical Sciences at the University of Tokyo, REDI center in Singapore, and the NIH Facilities Working Group and Blue Ribbon Panel on Bioterrorism and implications for biomedical research. He has authored and co-authored 225 publications, two books and three patents, and is currently an active biomedical consultant, immunology textbook author and adjunct professor at the University of New Mexico’s Department of Biology.
Establishment of the Scientific Advisory Board
During fiscal 2007, InNexus established its Scientific Advisory Board to oversee technological development, collaborate on the best uses and marketability of intellectual property, and advise management on best practices for conducting ongoing development to effect the most efficient marketability of existing and potential technology.
Dr. Ronald Levy was appointed to InNexus’ Scientific Advisory Board on February 11, 2008. Dr. Levy is the author of more than 250 articles that have appeared in various publications and peer-reviewed journals. Dr. Levy received his medical training from Stanford University in1968 and currently serves as the Stanford University School of Medicine Chief of the Division of Oncology, a position he has held since 1993. Dr. Levy has been the recipient of the Damesheck Prize form the American Society of Hematology, the Jeffrey A. Gottlieb Memorial Award from the M.D. Anderson Cancer Center, the Evelyn Hoffman Memorial Award from the Lymphoma Research Foundation of America, and the Key to the Cure Award from the Cure for Lymphoma Foundation.

7

INNEXUS BIOTECHNOLOGY INC.
Doctor Levy joins doctors Judith James, Maruizio Zanetti, J. Donald Capra, Carlos Arteaga, John Minna, Ellen Vitetta and Martin Weigert on the Scientific Advisory Board.
Private Placements of Common Shares
In May 2008, InNexus negotiated a brokered private placement of up to 20,000,000 units at a price of $0.25 for gross proceeds of up to $5,000,000. Each unit is comprised of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.35 for five years following completion of the placement. The Company is required to pay the agent a cash fee equal to 7% of the gross proceeds plus issue agent’s warrants, each of which will entitle the agent to purchase one common share at a price of $0.35 for 36 months following completion of the placement, equal to 7% of the units actually sold.
In May 2008, the Company negotiated an equity line of credit facility in the amount of $7,500,000 to be issued over the course of 60 months from the activation of the facility. Under the proposed terms of the facility, the Company would be entitled in its discretion to require the investor on written notice to purchase common shares equal in amount to the lesser of (i) $125,000 for each advance, or (ii) the remaining portion of the commitment amount at a price equal at 95% of the daily volume weighted average price of the common shares on the trading day prior to the notice date. The investor is entitled to reduce the amount of each advance by 10% for each day during the 10 trading days following the notice date that the Company’s weighted average price is less than the purchase price for that advance.
Both of the above transactions remain subject to TSX Venture Exchange approval. The securities in both offerings have not been registered under the United States Securities Act of 1933 and are being sold under applicable prospectus and registration exemptions in the United States and Canada.
On February 7, 2008, the Company completed a private placement with the Company’s Chief Executive Officer consisting of equity units with total gross proceeds of $250,000. Each unit consists of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.22 for two years from the date of issuance. Net proceeds from the placement will be restricted for research and development activities.
Results of Operations
During the nine months ended March 31, 2008, the Company incurred a loss of $4,095,709, or $0.09 per share as compared to a loss of $3,511,291 or $0.11 per share for the nine months ended March 31, 2007.
Current nine month gross operating costs increased to $6,346,691 from $3,635,890 in the same period last year (75% increase). The increase in operating costs is in line with the planned expansion of the Company as we initiated development of DXL702 while continuing development of our initial product, DXL625. Current year operating expenses were offset by direct reimbursements of $1,901,250 which, when taken into consideration, produce a net operating expense increase of $809,551 (22%) over prior year. The increase in gross operating costs is comprised of a $1,710,418 (131%) increase in research and development costs and a $1,000,383 (43%) increase in general and administrative costs. The larger increase in R&D when combined with our smaller incremental increase in G&A reflects the Company’s planned expansion to its second product. These results also reflect the Company’s prior year investment in management infrastructure, which allows the majority of the current year cost increases to be incurred in R&D activities, furthering the Company toward its development of DXL™ products.
•	The increase in development operations resulted from:
1.	The Company’s use of its DXL™ technology to perform under a drug development agreement with Royalty Pharma in June 2007,

2.	The implementation of a second DXL™ product under the same drug development agreement we entered into with Royalty Pharma; and

3.	The establishment of a quality assurance unit and laboratory in preparation for FDA pre-IND process requirements.

8

INNEXUS BIOTECHNOLOGY INC.
•	Incremental general and administrative cost increases resulted primarily from increased personnel in order to manage the above development operational initiatives.
The Company has changed the format of its financial statements from those presented in prior years to conform with the format used for the nine months ended March 31, 2008 and year ended June 30, 2007. Management has made this change to provide better information to shareholders and investors. Operating expenses in the Company’s new format are allocated as either “research and development” or “general and administrative”. A further classification is made to identify amounts transacted with related parties. The details of selected, significant differences between the nine months ended March 31, 2008 and 2007 are as follows:
In February 2008, InNexus implemented its’ second DXL product for development under the agreement we signed June 2007 when the Company generated its first significant operating cash inflow from its DXL™ technology by entering into an agreement with Royalty Pharma, a Cayman Islands exempt limited partnership. The US$2,000,000 sale entitles Royalty Pharma to 50% of the net sales of any products developed using an antibody selected by Royalty Pharma. Under certain success conditions, Royalty Pharma may preserve its revenue rights by injecting an additional US$15,000,000 or opt to reduce its revenue percentage to 10%. The agreement provides for changes in the potential revenue stream to a percentage of net sales in case the developed product is sold to a third party during or after its development. Further, Royalty Pharma had a twelve-month option to purchase additional revenue rights for a second selected antibody under similar terms and conditions which it exercised on February 7, 2008 for cash proceeds of US$2,500,000. In addition, Royalty Pharma invested $1,065,670 (US$1,000,000) to purchase 1,096,890 common shares of the Company in June 2007.
This agreement represents a new direction for the Company by bringing in-house the development of our technology and application to specific products. Previously, our collaborative agreements provided our technology licensing rights to other parties for their development into new products. Due to the large number of monoclonal antibodies already in existence, InNexus’ successful development of enhancements to existing antibodies presents a large opportunity to enter into additional similar agreements.
Research and Development: During the nine months ended March 31, 2008, gross Research and Development expenses increased by $1,710,418, an increase of 131%. This was an anticipated increase consistent with the Company’s growth objectives and expansion to a second product for development. Of the total, there was no related party amount for the current year and $604,739 during the nine months ended March 31, 2007.
With respect to the Research and Development activities, the following significant increases during the nine months are directly related to the Company’s planned increase in R&D:
•
Compensation, benefits and consulting fees increased from $100,638 in fiscal 2007 to $1,435,948 in fiscal 2008 as the Company ceased using external contractual research and development activities toward the end of the year and staffed the Mayo Clinic facilities with Company employees.

•
Of the total compensation and consulting expenses (excluding benefits) of $1,315,829 in research and development for the nine months ended March 31, 2008 26% ($337,597) arose from stock based compensation, which represents a non-cash expense to the Company. This compares to stock based compensation of $44,478, or 53% of total compensation and consulting expense of $85,171 for the same period in 2007. The higher compensation comprised of stock options in the current period reflects management’s efforts to incent personnel to provide additional value to the Company.

9

INNEXUS BIOTECHNOLOGY INC.
•
Research supplies increased by $234,669 from $21,478 in fiscal 2007 to $256,147 in fiscal 2008 as we completed new laboratory space and furnished it with modern equipment and supplies which allowed us to discontinue use of external development facilities.

•	Amortization expense increased by $131,514 from $133,585 in fiscal 2007 to $265,099 in fiscal 2008 resulting from the new laboratory equipment purchases for the new laboratory space in Arizona.

•
Scientific advisory board fees of $69,929 were recognized for the nine months ending March 31, 2008 representing an increase from nil fees in the same period for fiscal 2007. The Scientific Advisory Board, which was implemented during the second quarter of fiscal 2007, began incurring fees in fourth quarter fiscal 2007.

•
Travel increased by $192,316 from $39,307 in the nine months ended March 31, 2007. Scientific travel for conferences and training increased as we expanded the number of our scientists and scientific advisory board members; in concurrence, executive travel related to development increased.

General and Administrative: During the nine months ended March 31, 2008, General and Administrative expenses increased by $1,000,383, an increase of 43%. Of the total, the related party amount was $98,685 for the nine months ended March 31, 2008, compared to $104,217 for the first nine months of fiscal year 2007.
The following significant changes in general and administrative expenses during the year are directly related to the Company’s planned growth and expansion into the new facility on the campus of the Mayo Clinic in Scottsdale, Arizona, and include a changed focus on marketing and promotion to reduce investor relations expenses and an increase in professional fees due to the Company’s first significant development contract.
•
Compensation, benefits and consulting fees increased from $1,060,472 in 2007 to $1,544,399 in 2008 as the Company ceased using outside contractual services and staffed the Mayo Clinic facilities with Company employees.

•
Of the total general and administrative compensation and consulting expenses (excluding benefits) for 2008 of $1,401,081, 30% ($421,813) arose from stock based compensation, which represents a non-cash expense to the Company. This compares to stock based compensation of $287,450 or 27% of total compensation and consulting expense of $1,060,472 for the same period in fiscal 2007.

•
Rent increased by $75,703 from $138,503 for the first nine months of fiscal 2007 to $214,206 for the first nine months of fiscal 2008 as the Company completed construction and occupied the office and laboratory facilities located on the campus of the Mayo Clinic in Scottsdale, Arizona.

•	Insurance increased from $19,100 in fiscal 2007 to $89,496 in fiscal 2008 as the Company instituted directors’ and officers’ liability and property damage policies.

•
Marketing and promotion increased by $127,637 from $4,328 in fiscal year 2007 resulting from a changed strategy in investor relations resulting in more frequent speaking engagements by officers and scientific persons.

•
Legal and accounting increased by $217,056, from $376,096 in the first nine months of fiscal 2007 to $593,152 for the first nine months of fiscal 2008. Increases resulted from increased accounting personnel and a higher level of legal activity for corporate governance, corporate structure, and DXL™ products and litigation.

10

INNEXUS BIOTECHNOLOGY INC.
Other items: In addition to the explanation of the two expenditure types above, the following items merit further discussion:
Total funded research and development expenditures under the Royalty Pharma agreement was $1,901,250 for the nine months ended March 31, 2008. As these expenditures were funded by Royalty Pharma, they have been applied against the commitment for drug development and recognized as reimbursements received for development commitment in the operations. These expenditures consisted of $1,112,788 of operating costs, and $788,462 of fixed asset acquisitions related to research and development under the Royalty Pharma agreement. In addition, development costs of $536,604 were capitalized in the nine months ended March 31, 2008 under the Royalty Pharma agreement.
During the nine months ended March 31, 2008, the Company received interest income of $75,238 compared to $119,088 for the same period in the prior year. More cash and cash equivalents were on hand during the prior period due to the private placement in August 2006 and cash proceeds from the development contract, as well as increased exercise activity of warrants and options throughout the fiscal year ended June 30, 2007.
Selected Annual Information

	Year ended	Year ended	Year ended
Expressed in $	June 30, 2007	June 30, 2006	June 30, 2005

Revenue	15,274	Nil	Nil
Net loss	5,172,010	2,932,875	2,177,521
Per share – basic and diluted	0.13	0.12	0.10
Total assets	7,489,030	1,365,446	710,720
Long-term liabilities	1,492,142	Nil	Nil
Dividend accrued on Preferred Shares – Series A	359,087	160,329	Nil

Summary of Quarterly Results

Expressed in $	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06

Revenue	442,500	16,959	Nil	15,274	Nil	Nil	Nil	Nil
Net (Loss) (1)	(1,133,162)	(2,045,476)	(915,071)	(2,215,445)	(1,326,307)	(716,949)	(913,309)	(1,121,320)
Per Share(2)	(0.03)	(0.05)	(0.02)	(0.06)	(0.03)	(0.03)	(0.03)	(0.04)

(1)	Net loss per quarter and on a per share basis is the same as net loss before extraordinary items.

(2)	Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

11

INNEXUS BIOTECHNOLOGY INC.
Trend analysis
Third quarter results reflect the Company’s increased activity in development activities, including its expanded operations into development of its second DXL™ product, DXL702. The Company’s gross operating costs increased by 139% for the nine months ending March 31, 2008 as a result of both adding a second product under development and implementing a new quality assurance unit with dedicated personnel and laboratories. Concurrently, our G&A expenses increased by approximately 46% in order to provide infrastructure for the additional operations. Furthermore, the Company’s growth allowed for increased G&A personnel who are dedicated to more specialized support roles (e.g. a full time project manager was hired). InNexus’ concentration of increased costs into R&D resulted in several significant results in our development activities including:
•	Meeting our first milestone point (demonstrating increased potency of our first product using our proprietary technology) with our first product under our development agreement with Royalty Pharma,

•	Development of our first diagnostic product, DXLdiagnostics™, and

•	Announcement of a genetically engineered DXLmouse™ platform.
Liquidity and Capital Resources
At March 31, 2008, the Company had working capital of $917,443, including $1,709,016 cash restricted for drug development, compared to working capital of $4,669,342 on June 30, 2007, of which $2,546,502 was cash restricted for drug development. Cash decreased by $3,602,709 from June 30, 2007 to March 31, 2008. The use of cash can be separated between cash use restricted for antibody development under the Royalty Pharma contract ($837,486 decrease in restricted cash) and cash used for other purposes, including development costs for anticipated additional contracts ($2,765,223 decrease in unrestricted cash). This separation represents the Company’s focus on development activities outside the Royalty Pharma contract (which is represented by the use of restricted funds).
In May 2008, the Company completed a private placement $5,000,000 unrestricted cash proceeds to the Company before placement costs and negotiated an equity facility providing for additional placements of common shares at the Company’s discretion up to $7,500,000 over a term of five years (see the “Private Placements of Common Shares” section for more details).
The Company used unrestricted cash of $1,636,663 in its operating activities during the nine months ended March 31, 2008 (2007 — $2,688,395) (see “Results of Operations” section for more details). The increased use of cash restricted for development activities is reflected by the Company’s laboratory activities, including reaching the increased potency milestone of our first product candidate, DXL625 (CD20) (see “Corporate Development Update” section for more details). The Company also used cash of $1,007,490 to invest in the acquisition of property, plant and equipment, for development activities at the Mayo Clinic MCCRB Building in Scottsdale, Arizona.
Through the third quarter of fiscal 2008, the Company earned $411,123 revenue from current operations and was highly dependent on additional capital to fund its operations. In the fourth quarter of fiscal 2007 and again in February 2008, the Company entered into sales agreement whereby significant operating revenues could occur. However, there is no guarantee that additional sales proceeds will occur, and there is no assurance that the Company will be able to meet the conditions of the contracts which will result in additional sales proceeds. Nor is there any assurance that additional sales contracts will follow.
The Company has traditionally relied and still relies on obtaining capital through the sale of its securities and expects to do so until it is able to secure adequate revenue from the sale of and/or licensing its technology, or other operating activities. The sale of securities is highly dependent upon numerous conditions, such as the prevailing state of capital markets, success in contractual negotiations with third parties, success of products using the Company’s technology and other factors, many of which are largely out of the Company’s control. The Company has, in the past, been successful in securing sufficient funds through the sale of its securities to meet its operating requirements, and anticipates that it will continue to do so, but there is no assurance that it will be able to raise sufficient capital to fund its operations through the sale of its securities on terms favorable to the Company or at all.

12

INNEXUS BIOTECHNOLOGY INC.
Commitments
1.
In June 2007, the Company completed a sale of advance revenue rights for an undeveloped product. Concurrently, a sale of common shares occurred with the same party to the sale. Total proceeds of $3,196,815 recognized for the sale and placement must be used by the company on the development of the specified future product until agreed upon milestones of the agreement have been mutually agreed to have been met or abandoned.

On February 7, 2008, the Company completed a second sale of advance revenue rights for a second undeveloped product. Total proceeds of $2,528,750 (US$2,500,000) were received for the sale; the proceeds will be used for development of the DXL™ products until agreed upon milestones of the agreement have been mutually agreed to have been met or abandoned.

As of March 31, 2008, $1,709,016 of total proceeds for the development agreement remains for use.

2.
On September 27, 2006, the Company signed a non-cancelable operating lease agreement for its laboratory and office space located on the campus of the Mayo Clinic in Scottsdale, Arizona. The agreement calls for the Company to pay US$55,902 per month through September 2016.

Anticipated minimum annual rental payment under the agreement (US$):
2008	$167,706
2009	670,824
2010	670,824
2011	670,824
2012	670,824
Thereafter	2,851,002

$5,702,004

3.
In November 2007, the Company entered into a two year sub-lease of a portion of its laboratory space. The lease will produce rental revenues of US$10,272 per month through November 2009. Rental revenue recognized under the sub-lease was CAD$47,322 for the nine months ended March 31, 2008.

4.
In February 2008, the Company’s Board of Directors approved a compensation bonus to the Company’s Chief Executive Officer (“CEO”). Under the terms of the agreement, the CEO will receive bonus compensation equal to 7% of the proceeds received by the Company under the Royalty Pharma transaction (the “Compensation Bonus”). Royalty Pharma may be required to pay up to US$35.5 million to the Company, of which US$5.5 million has been received to the Company through March 31, 2008. The Compensation Bonus is payable, at the option of the CEO, in cash subject to the availability of funds or by the issuance of up to 7,476,793 special compensation warrants at a deemed price of $0.22. Each compensation warrant will entitle the CEO, subject to certain vesting conditions, and subject to certain exercise conditions corresponding to the amount of funds then received from Royalty Pharma, to acquire one common share of the Company at a price of $0.01 or greater amount as the CEO, the Company and/or the TSX Venture Exchange may agree upon. The agreement was approved by the shareholders on March 17, 2008. As of March 31, 2008, the Company has paid US$243,600 toward the compensation bonus. The agreement is subject to TSX Venture Exchange approval.

Related party transactions
Consulting expenses of $110,123 and $103,502 were recognized by the Company for management services provided by related parties during the nine months ended March 31, 2008 and 2007, respectively.

13

INNEXUS BIOTECHNOLOGY INC.
In addition, a significant amount of the Company’s technology rights were acquired from the founding scientist whose spouse, upon acquisition, served as a board member of the Company through December 2006. During the six months from July 1, 2006 through December 31, 2006 $485,132 was paid to these related parties.
Changes in Accounting Policies
There were no changes in the Company’s accounting policies during the year ended June 30, 2007.
In March 2007, the CICA issued Handbook Section 3862, Financial Instruments. Disclosures., which replaces CICA 3861and provides expanded disclosure requirements that provide additional detail by financial assets and liability categories. This standard harmonizes disclosures with International Financial Reporting Standards. The standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for us. We are currently evaluating the impact of this standard.
In March 2007, the CICA issued Handbook Section 3863, Financial Instruments. Presentation. to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards and applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for us. We are currently evaluating the impact of this standard.
Equity Securities Issued and Outstanding
The Company had 53,964,616 common shares authorized, issued and outstanding as of March 31, 2008 and at May 15, 2008.
As of March 31, 2008 and May 15, 2008, the Company had authorized, issued and outstanding 1,646,395 prepaid stock purchase warrants which are convertible at the option of the holders into an equal number of the Company’s common shares without additional cash consideration. The company considers the prepaid warrants as equivalent to common shares for the purpose of computing losses per share.
At March 31, 2008 and May 15, 2008 the Company had 2,258,594 outstanding exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into an equal number of common shares of the Company at no additional consideration. At March 31, 2008 and May 15, 2008, 1,175,156 of the exchangeable preferred shares issued remained in escrow.
In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005, there were 22,565 convertible preferred shares-Series A issued and outstanding at March 31, 2008 and May 15, 2008. There were no conversions during the nine months ended March 31, 2008. 9,026,000 common shares of the Company have been allotted for future conversion.
As of March 31, 2008, there were 7,783,509 stock options outstanding with exercise prices ranging from $0.15 to $0.92, as well as 15,892,778 share purchase warrants (100% equivalent units) with exercise prices ranging from $0.00 to $1.34.During the third quarter of fiscal year 2008, 230,000 options were exercised. There were no warrants exercised during fiscal 2008, and 1,136,363 warrants were granted. The Warrant Certificate entitles the holder to surrender the warrant and to receive in exchange a lesser number of shares than the holder would have received had the holder paid cash to exercise the warrant, and the reduction of common shares received by the holder is equivalent, at the market price on the exercise date, to the amount of cash that would have been paid to exercise the warrant.

14

INNEXUS BIOTECHNOLOGY INC.
Current Outlook and Business Risk Factors
The following section contains “forward looking statements.” See “Special Note on Forward Looking Statements.”
Within the last eighteen months, we have transformed the Company to focus on product development. We built a team of industry and regulatory expert leaders, an interactive and engaged Scientific Advisory Board, a team of commercially experienced scientists and added to our Board of Directors a group of highly qualified independent individuals. We built state-of-the-art R&D laboratories on the campus of the Mayo Clinic staffed with a team of qualified professionals focused on the development of DXL™ products. We secured an excellent long-term partner in Royalty Pharma and also obtained significant funding through equity placements and payments under the Royalty Pharma transactions. And, perhaps most significantly, we launched our first-ever product — DXL625 (CD20) for non-Hodgkin’s lymphoma (NHL) followed closely by our second product — DXL702 (HER2/neu) targeting breast cancer.
As a result, we entered fiscal year 2008 as a fundamentally changed company — one that has now largely made the shift from a more passive technology licensing company to fully operational drug development company. In the coming year, the Company will be positioned to take advantage of market trends as antibody-based products are widely expected to be the primary source of growth in the Biotechnology industry. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), DXL702 (HER2/neu), as well as other DXL™ based products.
Technology platform companies face many and varied risks, many of which are the same industry risks faced by companies in direct research and development of pharmaceutical products. While InNexus strives to manage such risks to the extent possible and practical, risk management cannot completely eliminate risk. The following factors are those the Company’s management believes are most important in the context of the Company’s business.
We are establishing a biotechnology development business and there are no currently developed or approved products incorporating our DXL™ technologies. We currently rely on only two DXL™ technologies in the development phase, and if our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earning will be impaired or non-existent. In addition, we have a history of losses and anticipate that we will continue to incur losses for the foreseeable future. During the past year, we built and staffed our new laboratory facilities in order to retain our development efforts within the Company. If we are unable to develop monoclonal antibody based products utilizing our DXL™ technology platform, we will not be able to achieve profitable operations. As a result, we need to raise additional capital at favorable terms to fund our operations. The lack of additional capital or profitable products stemming from either internal development or collaborative arrangements could dilute our shareholders’ equity or eventually compel the Company to liquidate.
We are dependent upon our key personnel, the loss of whom would make it difficult to manage our business operations and may jeopardize the development of new products. Any potential products resulting from our DXL™ technology will require research and development and significant testing before they may be marketed commercially. Furthermore, it is uncertain whether any potential products will require regulatory approval, which can be a long process, which could delay approval and our ability to market the product and generate revenues. Our technology may also become obsolete or otherwise fail to keep pace with the industry’s evolving requirements. Failure to obtain market acceptance for products would negatively impact our revenue and ability to operate profitably.

15

INNEXUS BIOTECHNOLOGY INC.
The Company is involved in litigation arising in the ordinary course of its business. The Company does not believe at the present time that the resolution of these legal prodeedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.
Our propriety technology may require unpredictable and costly protection. Failure to protect our technology could result in additional competition for our potential products from third parties using our technology. In addition, claims of infringement on propriety rights of third parties may prevent us from marketing our technology or using it to develop products. Or we may be required to enter into a license agreement to do so. These situations may negatively impact our ability to generate revenues, cash flows and earnings.
Our business may be materially affected by cost-containment efforts of governmental and third party payers to reduce costs of health care, such as pricing restriction on pharmaceutical products, including ours.
The market price of the Company’s common shares could be subject to wide fluctuations in response to, and may be adversely affected by, quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, or other events or factors. In addition, the financial markets have experienced significant price and volume fluctuations. We are also subject to currency exchange rate fluctuations between the Canadian, US and Barbadian dollars. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. No dividends have been paid to date on the Company’s common shares. The Company anticipates that for the foreseeable future the Company’s earnings, if any, will be retained for use in its business and that no cash dividends will be paid on the common shares.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.
The Company has identified the need for improvement with regards to segregation of duties, complex accounting and matters of taxation. These matters and their related risks are not uncommon in a company of our size. To date, InNexus has utilized external advisors and taken such other actions as it has considered appropriate to minimize these risks. In addition, management is taking appropriate steps to further analyze and improve these areas.
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the controls in place give reasonable assurance that relevant and reliable financial information is available for reporting and for the preparation of interim and annual financial statements in accordance with Canadian GAAP.
Disclaimer
The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents file on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

16

Form 52-109F2 Certification of Interim Filings

I, Jeff Morhet, Chief Executive Officer of INNEXUS BIOTECHNOLOGY INC., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of InNexus Biotechnology Inc., (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2008

/s/ Jeff Morhet
Jeff Morhet, CEO

Form 52-109F2 Certification of Interim Filings

I, Wade Brooksby, Chief Financial Officer of INNEXUS BIOTECHNOLOGY INC., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of InNexus Biotechnology Inc., (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2008

/s/ Wade Brooksby
Wade Brooksby, CFO